MCGRAW-HILL GLOBAL EDUCATION HOLDINGS, LLC

MCGRAW-HILL GLOBAL EDUCATION FINANCE, INC.

2 Penn Plaza

New York, NY 10121

May 13, 2014

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

McGraw-Hill Global Education Holdings, LLC

McGraw-Hill Global Education Finance, Inc.

McGraw-Hill Global Education Intermediate Holdings, LLC

ALEKS Corporation

McGraw-Hill Education Publications Overseas LLC

McGraw-Hill Education Ventures LLC

McGraw-Hill Global Education, LLC

McGraw-Hill Global Education Mexico Holdings, LLC

McGraw-Hill International Enterprises LLC

McGraw-Hill Interamericana, Inc.

ALEKS Holdco, LLC

Tegrity, Inc.

Registration Statement on Form S-4 (File Nos. 333-193697, 333-193697-01, 333-193697-02,

333-193697-03, 333-193697-04, 333-193697-05, 333-193697-06, 333-193697-07, 333-193697-08,

333-193697-09, 333-193697-10, and 333-193697-11)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, McGraw-Hill Global Education Holdings, LLC, a Delaware limited liability company (the “Company”) and McGraw-Hill Global Education Finance, Inc., a Delaware corporation (together with the Company, the “Issuers”), McGraw-Hill Global Education Intermediate Holdings, LLC (“Holdings”) and certain of the subsidiaries of the Company (together with Holdings, the “Guarantors” and the Guarantors together with the Issuers, the “Registrants”), hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to May 14, 2014 at 11:00 a.m. Eastern time or as soon thereafter as may be practicable.

We understand that the staff of the Securities and Exchange Commission (the “Commission”) will consider this request as confirmation by each of the Registrants of its

Securities and Exchange Commission	2

awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. In connection with the foregoing, each of the Registrants represents and acknowledges that:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact Monica K. Thurmond (212-373-3055) or Catherine Goodall (212-373-3919) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely,

McGraw-Hill Global Education Holdings, LLC
McGraw-Hill Global Education Finance, Inc.
McGraw-Hill Global Education Intermediate Holdings, LLC
ALEKS Corporation
McGraw-Hill Education Publications Overseas LLC
McGraw-Hill Education Ventures LLC
McGraw-Hill Global Education, LLC
McGraw-Hill Global Education Mexico Holdings, LLC
McGraw-Hill International Enterprises LLC
McGraw-Hill Interamericana, Inc.
ALEKS Holdco, LLC
Tegrity, Inc.

By:	/s/ David Stafford
	Name:	David Stafford
	Title:	Senior Vice President, General Counsel & Secretary

cc:	Monica K. Thurmond, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP